Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

April 22, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director, Office of Consumer Products

Re:	Letter dated March 4, 2016 from Mara Ransom, Assistant Director
Reign Sapphire Corporation, a Delaware corporation (the “Company”)
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed February 26, 2016 (“Post-Effective Amendment No. 2”)
File No. 333-204486

Dear Ms. Ransom:

We are in receipt of your letter, dated March 4, 2016 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneously with the transmission of this letter, the Company is filing Post-Effective Amendment No. 3 to the original Registration Statement on S-1 Filing (“Post-Effective Amendment No. 3”). Post-Effective Amendment No. 3 revises and supplements the disclosures made in Post-Effective Amendment No. 2 based on the comments set forth in the SEC Comment Letter. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

General

Your financial information is now stale because it is as of a date more than 45 days after your year-end of December 31, 2015. Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment, because the company reported losses from continuing operations for 2014 and it appears likely, based on the nine-month period ended September 30, 2015, that the company will be reporting a loss during the most recently completed fiscal year.

Response No. 1

Post-Effective Amendment No. 3 includes our audited financial statements for our most recently completed year, which financial statements have already been filed with the SEC in our Annual Report on Form 10-K for the period ended December 31, 2015.

* * *

We believe that the changes made in Post-Effective Amendment No. 3 are responsive to the Staff’s comments contained in SEC Comment Letter and we hereby request that SEC declare the amended registration statement effective as soon as possible following review of our responses by the Staff. In that regard, we hereby acknowledge that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me or write to me should you or your Staff have any questions or comments regarding this response. My email address is yossi@reignsc.com and my direct telephone number is (323) 556-1875.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/ Joseph Segelman

Joseph Segelman

President and Chief Executive Officer

cc:	Willa Qian, Esq.
Alan S. Gutterman, Esq.